UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

March 20, 2012

Date of Report (Date of earliest event reported)

NATURAL BLUE RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-128060	13-3134389
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

36 Commerce Way, Woburn, Massachusetts 01801
(Address of principal executive office, including zip code)

(781) 933-4333
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Changes in Registrants Certifying Accountant

On February 20, 2012, The Board of Directors accepted Silberstein Ungar, PLLCs resignation as independent auditor for Natural Blue Resources, Inc. The letter of resignation is attached as Exhibit 99.77K and is incorporated by reference herein.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On March 15, 2012 the Board of Directors accepted Phil Braeuning's resignation as Chief Executive Officer and Board Member, and Thomas Brown's resignation as Board Member. Mr. Braeuning and Mr. Brown were provided with the opportunity to furnish a letter with respect to his resignation but declined to do so. On March 19, 2012 Salvatore Tecce and Hugo Arloro have been elected to fill the existing vacancies on the Board of Directors of the Corporation.

Item 9.01. Exhibits

Exhibit 99.77K
Changes in Registrants Certifying Accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized.

NATURAL BLUE RESOURCES, INC.

Dated: March 20, 2012

By: /s/ Joseph Montalto
Joseph Montalto, President

Silberstein Ungar, PLLC CPAs and Business Advisors

Phone (248) 203-0080
Fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025-4586
www.sucpas.com

February 20, 2012

Board of Directors
Natural Blue Resources, Inc.
146 West Plant Street, Suite 300
Winter Garden FL 34787

Sent via email

To the Board of Directors:

Effective immediately, the CPA firm of Silberstein Ungar, PLLC is resigning as independent auditor for Natural Blue Resources, Inc.

We have had no disagreements with Company management over accounting issues or accounting policies.

We wish you the best of luck in the future.

/s/ Silberstein Ungar, PLLC

Silberstein Ungar, PLLC

Cc: Securities and Exchange Commission